UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-40618

Stevanato Group S.p.A.

(Translation of registrant’s name into English)

Via Molinella 17

35017 Piombino Dese – Padua

Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INCORPORATION BY REFERENCE

This Form 6-K and the related exhibits are hereby incorporated by reference into the registration statement of Stevanato Group S.p.A. (the “Company”) on Form F-3 (Registration Number 333-278107) and into each prospectus outstanding under the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Exhibit	Description

1.1	Underwriting Agreement dated March 21, 2024

5.1	Legal Opinion of Chiomenti Studio Legale

23.1	Letter of Consent of Chiomenti Studio Legale (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Stevanato Group S.p.A.

Date: March 26, 2024	By:	/s/ Franco Moro
	Name:	Franco Moro
	Title:	Chief Executive Officer